Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of frequently asked questions and answers relating to Interwoven’s proposed one-for-four reverse stock split distributed via e-mail to iManage employees.

Interwoven Proposed One-for-Four Reverse Stock Split

iManage Employee FAQ

Executive Summary:

Interwoven’s Board of Directors unanimously adopted a resolution seeking the approval of Interwoven stockholders for a one-for-four reverse stock split of Interwoven’s common stock. This reverse stock split would not necessarily change the value of the company – it simply changes the units of measure.

This reverse stock split proposal must also be approved by a majority of Interwoven’s common stockholders before it can be implemented. If the stockholders approve this proposal, the reverse stock split will be affected if at all, only upon a determination by Interwoven’s Board of Directors that the reverse split is in the best interests of the stockholders at that time. Interwoven’s Board of Directors is asking Interwoven stockholders to vote for this reverse stock split proposal at the same special Interwoven stockholder meeting being convened for the Interwoven-iManage merger vote. If approved, this reverse stock split will be implemented almost simultaneously with the closing of the merger with iManage.

Q1:	What is a reverse stock split?

A1:	A reverse stock split decreases the number of shares outstanding with the intention of simultaneously increasing the individual stock price. This reverse split might or might not change the value or market capitalization of the company (market capitalization = number of shares outstanding x share price). For example, in a one-for-four reverse stock split, stockholders would receive one new share for every four shares owned before the split. Stockholders maintain the same percentage of equity ownership before and after the split.

Q2:	Why is Interwoven’s Board of Directors recommending this reverse stock split to its stockholders?

A2:	Interwoven’s Board of Directors believes that a one-for-four reverse stock split of Interwoven common stock is in the best interests of Interwoven and its stockholders. The reverse stock split is intended to increase the marketability of Interwoven’s common stock and make it more attractive to institutional investors thereby expanding investor interest. The reverse stock split is also intended to reduce the transaction costs for trading Interwoven common stock. The combination of the potentially lower transaction costs and increased interest from institutional and other investors may ultimately improve the liquidity of our common stock.

Q3:	Why is Interwoven recommending this reverse stock split now while the iManage merger is pending? Why not wait until after the merger is complete?

A3:	It is expensive and time consuming to prepare all of the documentation for any stockholder vote. Given that Interwoven is currently preparing documentation for the iManage merger stockholder vote, we can take advantage of cost and time savings for Interwoven if the two processes are combined.

Q4:	What does this mean for iManage stockholders?

A4:	There is no difference in the percentage of equity participation by iManage stockholders—it’s simply a change in the units of measure. For example, iManage stockholders holding 0.1% in aggregate percentage will still have 0.1% in aggregate percentage of equity after the reverse stock split—it will just be calculated using fewer shares.

Q5:	Can you provide an analogy to help illustrate this one-for-four split?

A5:	At the risk of being overly simplistic, four quarts of milk is equal to a gallon of milk – it is the same amount of milk except that it is in two different sized containers. Or, if you take two equally sized pizzas and decide to slice them differently, you will end up with a different number of slices for each pizza. One pizza could have sixteen small slices while the second pizza could have four large slices. Therefore, four small slices from the first pizza would equal one large piece of the second pizza – it would be the same amount of pizza although the units of measure would be different.

Q6:	What are the new numbers and formulas for iManage stockholders if this reverse stock split is passed?

A6:	Prior to any reverse stock split, every iManage stockholder would be entitled to receive 2.0943 Interwoven shares and $1.20 cash for each iManage share owned. Based on the average closing price of Interwoven stock for the five trading days preceding August 6, 2003, iManage option holders would receive approximately 2.5716 Interwoven options for every iManage stock option. If a one-for-four reverse stock split is approved and if the merger is consummated, every iManage stockholder will be entitled to receive 0.5236 Interwoven shares and $1.20 cash for each iManage share owned. Based on the average daily trading price of Interwoven stock through August 6, 2003, iManage option holders would receive approximately 0.6429 Interwoven options for every iManage stock option.

Again, for both pre-split and post-split stock option scenarios, both option exchange ratios are subject to change based on the Interwoven common share price at the closing date (versus the date of the merger announcement which is utilized for illustration purposes for these current option exchange ratios).

Q7:	If this reverse stock split is passed, when will it be implemented?

A7:	If approved, this reverse stock split will be implemented almost simultaneously with the closing of the merger with iManage, provided that at that time the Board of Directors of Interwoven still determines that the reverse stock split is in the best interest of stockholders.

Q8:	What does an employee need to do assuming that the split is approved at the stockholders meeting?

A8:	All iManage and Interwoven stockholders, who hold their stock in certificated form, will be sent a packet explaining how they can make the physical exchange of their old stock certificates with new stock certificates. For employees holding options, no action is required.

Q9:	Are there any tax consequences from the stock split?

A9:	The reverse stock split is intended to qualify as a tax-free reorganization under Section 368(a)(1)(E) of the Internal Revenue Code (“Code”). Therefore, there are no tax consequences for Interwoven as a direct result of the stock split. Additionally, for most individual stockholders, there is no new material tax consequence triggered from this event. As long as a stockholder holds the stock, no tax event will be triggered. If an individual decides to sell stock, this action will most likely trigger a taxable event. Please ask your tax consultant if you have any specific tax-related questions.

Q10:	Who can I call to obtain more information or ask more questions?

A10:	Please contact Jennifer Lee or Chris Denten with any questions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This iManage Employee FAQ contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions that could cause actual results to differ materially include, without limitation, the following: the possibility that the stockholders of Interwoven might not approve the reverse stock split; the possibility that the board of directors of Interwoven might not implement the reverse stock split, if it is approved by the stockholders of Interwoven; and other risks that are described in Interwoven’s registration statement on Form S-4 (File No. 333-108262), filed with the Securities and Exchange Commission on August 27, 2003, and from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the effects of the reverse stock split could differ materially from the statements made in the iManage Employee FAQ. Neither Interwoven nor iManage assumes any obligation and does not intend to update these forward-looking or other statements in this iManage Employee FAQ.

These filings are available on a Website maintained by the Securities and Exchange Commission at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to this joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. These documents are also available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. These documents are also available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.